UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 4, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures Q2 and first six months of fiscal 20111,2
(preliminary and unaudited, in millions of euro, except where otherwise stated)

Volume

				% Change	1st six months			% Change
	Q2 2011	Q2 2010	Actual	Adjusted[3]	2011	2010	Actual	Adjusted[3]
Continuing operations
New orders	20,651	16,166	28%	27%	41,488	33,287	25%	21%
Revenue	17,717	16,523	7%	6%	35,320	32,150	10%	6%

Earnings

	Q2 2011	Q2 2010		% Change	1st six months			% Change
					2011	2010
Total Sectors
Adjusted EBITDA	2,608	2,271		15%	5,156	4,652		11%
Total Sectors Profit[8]	3,695	1,849		100%	5,783	3,815		52%
in % of revenue (Total Sectors)	21.0%	11.3%			16.5%	12.0%
Continuing operations
Adjusted EBITDA	2,665	2,616		2%	5,699	5,089		12%
Income from continuing operations	3,174	1,427		122%	5,020	2,876		75%
Basic earnings per share (in euros)[4]	3.58	1.62		121%	5.66	3.24		75%
Continuing and discontinued operations [5]
Net income	2,836	1,498		89%	4,589	3,029		52%
Basic earnings per share (in euros)[4]	3.20	1.70		88%	5.17	3.41		52%

Capital efficiency

		Q2 2011		Q2 2010	1st six months		1st six months
						2011		2010
Continuing operations
Return on capital employed (ROCE) (adjusted)		42.7%		17.4%		33.3%		17.9%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)		36.9%		18.3%		29.9%		18.8%

Cash performance

		Q2 2011		Q2 2010	1st six months		1st six months
						2011		2010
Continuing operations
Free cash flow		354		1,311		1,413		2,024
Cash conversion rate		0.11		0.92		0.28		0.70
Continuing and discontinued operations[5]
Free cash flow		(62)		1,232		866		1,929
Cash conversion rate		(0.02)		0.82		0.19		0.64

Liquidity and capital structure

		March 31, 2011				September 30, 2010
Cash and cash equivalents				14,973				14,108
Total equity (shareholders of Siemens AG)				30,915				28,346
Net debt				3,810				5,560
Adjusted industrial net debt				(1,398)				2,189

Employees — in thousands

	March 31, 2011				September 30, 2010
		Continuing				Continuing
		operations		Total[6]		operations		Total[6]
Employees		347		416		336		405
Germany		113		130		110		128
Outside Germany		235		286		225		277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	January 1, 2011 — March 31, 2011 and October 1, 2010 — March 31, 2011.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 873,161 and 867,968 respectively and for the first six months to 872,177 and 867,403 shares respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services and Siemens’ former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Calculated by dividing adjusted industrial net debt as of March 31, 2011 and 2010 by annualized adjusted EBITDA.

8	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

Earnings Release Q2 2011
January 1 to March 31, 2011
Munich, Germany, May 4, 2011
Outstanding Broad-Based Growth
Customer wins drive orders growth
Substantial gain on sale of Areva NP interest

Peter Löscher, President and Chief
Executive Officer of Siemens AG
“We’ve achieved outstanding, broad-based order growth. We’re raising our earnings forecast for fiscal 2011 to at least €7.5 billion.”
Financial Highlights:*
*	During the second quarter of fiscal 2011, OSRAM and Siemens IT Solutions and Services were classified as discontinued operations. Prior-period results are presented on a comparable basis.
•	For the fourth straight quarter, all Sectors of Siemens delivered order and revenue growth compared to the prior-year period, including growth in all reporting regions. Our emerging economies grew faster than orders and revenue overall.

•	Revenue rose 7% and orders climbed 28%. The book-to-bill ratio was 1.17 and the combined backlog for the Sectors was €92 billion.

•	Total Sectors profit of €3.695 billion including strong profit growth in Energy and Industry and a €1.520 billion gain from the divestment of Siemens’ stake in Areva NP.

•	Income from continuing operations up to €3.174 billion. Corresponding basic EPS up to €3.58.

•	Free cash flow from continuing operations down to €354 million on increases in net working capital.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-10

Corporate Activities	11

Divestment of Siemens IT Solutions and Services, Outlook	12

Note and Disclaimer	13-14
Media Relations:
Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@siemens.com
Dr. Constantin Birnstiel
Phone: +49 89 636-33032
E-mail: constantin.birnstiel@siemens.com
Siemens AG,
80333 Munich, Germany

Siemens     2
Orders and Revenue

Substantial order growth
continues in the second quarter
All Sectors delivered higher orders and revenue in the second quarter. Orders climbed 28% on growth across all Sectors and large contract wins, which led to a new high in order intake in the Energy Sector. Revenue increased 7% with growth in all three reporting regions. On an organic basis, excluding currency translation and portfolio effects, orders increased 27% and revenue rose 6%. The combined book-to-bill ratio for Siemens was 1.17. The Sectors’ combined order backlog remained at record level of €92 billion, despite significant negative currency translation effects within the quarter.
Global order growth in established
and emerging markets
Energy orders climbed more than 50% on the strength of a number of large contract wins at Fossil Power Generation, Renewable Energy and Power Transmission. Double-digit order growth in Industry included strong increases at all Divisions. Order growth in Healthcare was solid across its businesses.
All regions delivered double-digit order growth, led by the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) and Asia, Australia. Within Europe/CAME, strong growth in Germany included several large Energy orders. Globally, emerging markets again grew significantly faster than orders overall, at 52%, and accounted for €7.475 billion, or 36%, of total orders for the quarter.
Revenue rises in all
Sectors and regions
Revenue in Industry was up 9%, due primarily to strong double-digit growth at Drive Technologies and Industry Automation. All Divisions contributed to broad-based revenue growth in Energy. Higher revenue in Healthcare came primarily from its imaging and therapy systems businesses.
Revenue rose in all three regions, led by the Americas and Asia, Australia. More modest increases in Europe/CAME included double-digit growth in the Middle East. Emerging markets on a global basis grew faster than revenue overall, at 12% year-over-year, and accounted for €5.579 billion, or 31%, of total revenue for the quarter.

Book-to-Bill ratio
0.98
1.10
1.11
1.18
1.17
16,166 16,523
19,179 17,425
21,589 19,403
20,837 17,603
20,651 17,717
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Figures in millions of €
New Orders
Revenue
Book-to-Bill ratio

New Orders & Revenue

	Q2 2010	Q2 2011	% Change Actual	% Change Adjusted*
New Orders	16,166	20,651	28%	27%
Revenue	16,523	17,717	7%	6%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region
New Orders
33% 33% 8,951 11,895
79% 77% 2,336 4,143
13% 14% 4,263 4,873
15% 15% 2,896 3,340
29% 32% 2,951 3,884
15% 15% 1,300 1,489
58% 58% 513 810
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
1% 2% 9,135 9,288
5% 4% 2,429 2,523
13% 14% 4,378 4,991
9% 9% 3,243 3,534
11% 14% 3,009 3,438
18% 20% 1,198 1,438
19% 20% 457 550
Figures in millions of €
Q2 2010
Q2 2011
Actual change
* Commonwealth of Independant States
Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sector
New Orders
20% 22% 6,880 8,371
50% 51% 6,081 9,205
5% 6% 2,945 3,119
Industry Sector
Energy Sector
Healthcare Sector
Revenue
8% 9% 7,156 7,812
7% 8% 6,182 6,707
3% 5% 2,968 3,117
Figures in millions of €
Q2 2010
Q2 2011
Actual change
Adjusted change

Siemens     3
Income and Profit

Double-digit growth in Sector profit before Areva gain
In the second quarter, Total Sectors profit climbed to €3.695 billion, up from €1.849 billion a year earlier. The increase was driven mainly by higher Sector profit at Energy of €2.421 billion. This result was due largely but not only to a pretax €1.520 billion gain from the sale of the Sector’s 34% share in Areva NP to Areva S.A. Operating results in Energy included a strong earnings performance by the Fossil Power Generation Division. Profit for Industry also increased substantially year-over-year, with continued strong execution in an improved market environment lifting Sector profit to €824 million.
In the current quarter, Total Sectors profit benefited from positive currency effects in all Sectors, particularly in Industry and Energy. For comparison, Total Sectors profit in the prior-year period included gains of €157 million related to curtailment of pension plans in the U.S. The Healthcare Sector benefited most strongly from this effect, and as a result its profit of €450 million in the current quarter was lower than in the prior-year quarter. The pension curtailment gains for
Energy and Industry were largely offset by charges for capacity adjustments, which totaled €125 million for all Sectors in the prior-year period.
Income from continuing operations more than doubles
Income from continuing operations in the second quarter increased to €3.174 billion from €1.427 billion, and corresponding basic EPS climbed to €3.58 up from €1.62 a year earlier. These increases were due predominantly to higher Total Sectors profit including the above mentioned Areva gain.
Net income was impacted by discontinued operations
In the current period, net income rose to €2.836 billion compared to €1.498 billion a year earlier. Corresponding basic EPS increased to €3.20 compared to €1.70 a year earlier.
Siemens has previously announced plans to divest Siemens IT Solutions and Services (for more information see “Divestment of Siemens IT Solutions and Services” below) and to publicly offer OSRAM. Siemens intends to retain a minority stake in the future OSRAM, in which it will remain a long-term anchor shareholder. Both businesses were classified as discontinued operations during the second quarter of fiscal 2011. Prior-period results are presented on a comparable basis.
Discontinued operations posted a loss of €338 million compared to income of €71 million in the second quarter a year earlier. The main reason for the difference was a loss of €345 million attributable to Siemens IT Solutions and Services including a pretax impairment of €464 million of non-current assets. The loss related to Siemens IT Solutions and Services in the prior-year period was €34 million. OSRAM contributed €87 million after tax to income from discontinued operations on higher revenue in all businesses and regions compared to the prior-year period. OSRAM’s result was higher a year earlier, at €91 million after tax, due to a portion of the pension curtailment gain mentioned above.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Net working capital raises on broad-based growth
After several quarters of strong cash performance, Free cash flow from continuing operations decreased from €1.311 billion in the second quarter a year ago to €354 million in the current quarter. The decline was due primarily to a build-up of net working capital at the Sector level associated with broad-based growth, and also lower billings in excess. Furthermore, the current period included higher cash outflows in connection with personnel-related expenses comprising the previously disclosed special remuneration for non-management employees.
Free cash flow from discontinued operations was a negative €416 million, down from a negative €79 million in the prior-year quarter. The decline includes payments related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.
During the second quarter Siemens received €1.7 billion in proceeds from the sale of its stake in Areva N.P. mentioned earlier. These proceeds are not included in our measure for Free cash flow.
ROCE rises on higher income
from continuing operations
On a continuing basis, ROCE (adjusted) increased to 42.7% in the second quarter of fiscal 2011, up from 17.4% a year earlier. The difference was mainly due to higher income from continuing operations, which included the gain on the sale of Siemens’ share in Areva NP.
Pension plan funded status further improves
The estimated underfunding of Siemens’ pension plans as of March 31, 2011, amounted to approximately €5.3 billion, compared to an underfunding of approximately €6.1 billion at the end of the first quarter. The improvement in funded status since December 31, 2010, is due mainly to a decrease in Siemens’ defined benefit obligation (DBO) resulting from an increase in the discount rate assumption as of March 31, 2011. As of September 30, 2010, pension plan underfunding amounted to €7.4 billion.

Sectors     5
Industry Sector

Continued strong growth momentum, excellent profit performance
Beginning in the second quarter of fiscal 2011, results for the Industry Sector no longer include OSRAM, which is classified as discontinued operations in connection with Siemens’ plans for a public offering of OSRAM shares in fall 2011. Prior-period results for the Sector are presented on a comparable basis.
Profit, revenue and orders for the Sector all rose compared to the second quarter a year ago, on continued strong execution in an improved market environment. Profit climbed to €824 million on strong earnings increases at Industry Automation and Drive Technologies. With profit and growth momentum restored following the downturn, the Sector invested further in innovation and enhanced its regional footprint by adding sales resources as previously announced. For comparison, profit of €567 million in the prior-year period included charges of €63 million related to a project engagement with a local partner in the U.S., €50 million for staff reduction measures and a provision for a supplier-related warranty which were partly offset by €53 million of the pension curtailment gain mentioned earlier.
Second-quarter orders rose 22% on double-digit growth at all Divisions and in all three reporting regions. Revenue increased 9%, and with growth in all regions. The Sector’s book-to-bill ratio was 1.07 and its order backlog was €29 billion at the end of the quarter.
Revenue growth and favorable mix drive profit higher
Second-quarter profit at Industry Automation was €306 million, up 60% year-over-year. Revenue growth drove high capacity utilization and also included a more favorable business mix compared to the prior-year quarter. Revenue and orders both rose 23%, led by strong growth in Asia, Australia. Emerging markets, particularly China, grew even faster than revenue and orders overall. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €35 million in the current period compared to €34 million a year earlier.
Strong profit performance,
volume growth in all regions
Drive Technologies delivered sharply higher second-quarter profit of €259 million year-over-year, due to a 22% rise in revenue that increased capacity utilization. Higher revenue and profit were most evident in the Division’s short cycle business. New orders for the Division climbed 25%. Both revenue and orders rose in all three regions as market conditions continued to improve.

Sectors     6

Volume growth in stabilizing markets
Profit at Building Technologies was €84 million in the second quarter, below the prior-period level due to higher marketing and selling expenses associated with growth. Profit in the prior-year period included the supplier-related warranty which was largely offset by a portion of €24 million of the pension curtailment gain mentioned above. Revenue rose 8% and orders climbed 11% compared to the prior-year period, with increases in all three reporting regions and strong demand for the Division’s energy efficiency solutions.
Continued order growth at Industry Solutions
Industry Solutions contributed second-quarter profit of €64 million. For comparison, the Division’s loss in the prior-year period included the charges related to a project engagement with a local partner in the U.S. mentioned above and €38 million in charges for staff reduction measures. Second-quarter revenue came in 4% lower year-over-year, due to low order intake in prior periods. Orders rose 10%, due primarily to higher orders in the metals technologies business compared to the second quarter a year ago.
Steady execution, strong profit performance
Mobility delivered €106 million in profit in the second quarter. A year earlier, profit of €114 million benefited from a portion of the pension curtailment gain mentioned above. Orders rose 27% for the quarter, due primarily to a low basis of comparison in the prior-year period. The low level of orders in prior periods also influenced revenue in the current period, which came in 5% below the level a year earlier.

Sectors     7
Energy Sector

Broad-based growth, strong operational performance and substantial Areva gain
The Energy Sector delivered strong operating results in the second quarter, and also recorded the €1.520 billion Areva gain at Fossil Power Generation mentioned earlier. Profit overall was €2.421 billion, with Fossil Power Generation again leading all Siemens Divisions in earnings contribution. Sector profit for the quarter includes higher expenses for R&D, marketing and selling associated with growth. Energy also recorded charges associated with proactively optimizing capacities within its global footprint. For comparison, Sector profit in the prior-year period was burdened by charges for capacity adjustments related to a shift of production capacity within the Americas, partly offset by the €25 million pension curtailment gain mentioned earlier.
All Divisions posted higher revenue and orders compared to the same quarter a year ago. Sector revenue came in 8% higher year-over-year, as Energy continued to execute well in converting its large order backlog into current business. Orders jumped 51% compared to the prior-year quarter, to a new high of €9.205 billion. Higher orders in all regions were highlighted by an exceptionally large order in Saudi Arabia and three large offshore wind-farms in Germany. Energy expects the pace of order intake to slow in coming quarters following three consecutive quarters of particularly high market demand. The book-to-bill ratio in the current period was 1.37, and the Sector’s order backlog increased to €57 billion.
Exceptionally strong quarter includes favorable mix, large orders
Fossil Power Generation continued its strong execution and earnings performance, and also recorded a €1.520 billion gain on the divestment of its stake in Areva NP. These factors combined to lift profit to €2.049 billion for the quarter. The Division’s operating results rose to a high level due in part to a favorable business mix, including conversion of high-margin component orders from prior periods. Furthermore, the Division’s service business made an especially strong contribution in the quarter. These factors more than offset €87 million charges related to the Olkiluoto project in Finland. The prior-year period was burdened by €59 million in charges for capacity adjustments related to a shift of production capacity within the Americas region. Second-quarter revenue rose 4% compared to the same period a year earlier, including strong growth in the Americas. Fossil Power Generation recorded a higher volume from large orders compared to the prior-year period, particularly including a large order for a combined-cycle power plant in Saudi Arabia.
Strong order growth, ongoing expansion of the wind business
Renewable Energy won new contracts for offshore wind-farms in Germany which took orders up substantially compared to the second quarter a year ago, which included significantly lower volume from large orders. The Division reported revenue 8% above the prior-year period, continuing its growth trend. Second-quarter

Sectors     8

profit came in lower year-over-year mainly due to higher expenses for R&D, marketing and selling associated with the ongoing expansion of the wind business in emerging markets. In addition, current period profit for the Division was impacted by substantial expenses associated with the ongoing development of our solar business.
Emerging market demand drives order growth
Oil & Gas contributed €125 million to Sector profit in the second quarter. Orders climbed 18% compared to the prior-year period, including strong growth in emerging markets. Revenue grew 15%, including high double-digit increases in Asia, Australia and the Americas.
Double-digit growth, stable profit contribution
Second-quarter orders at Power Transmission climbed 43%, driven in part by a large order for connecting offshore wind-farms to regional power grids. Revenue rose 14%, mainly driven by strong project execution in the solutions business. Profit of €142 million was held back by €41 million charges, including for staff reduction measures, associated with optimizing the Division’s global manufacturing footprint.

Revenue growth continues
Power Distribution generated 7% revenue growth. Second-quarter orders were up slightly year-over-year, as double-digit growth in Asia, Australia offset declines in other regions. Profit of €54 million was held back by higher expenses year-over-year for marketing, selling and R&D associated with ongoing activities related to new technologies such as smart grids.

Sectors     9
Healthcare Sector

Solid growth, stable earnings performance
Healthcare contributed Sector profit of €450 million in the second quarter. For comparison, profit of €469 million in the prior-year period included €79 million of the pension curtailment gain mentioned earlier. Profit development was due to good earnings conversion.
Second-quarter profit at Diagnostics was €86 million, compared to €109 million in the second quarter a year earlier. The current quarter included a less favorable business mix than a year earlier, when profit also benefited from €22 million of the pension curtailment gain mentioned above. PPA effects related to past acquisitions at Diagnostics were €42 million compared to €44 million in the second quarter a year earlier.
Healthcare revenue rose 5%, led by strong revenue growth at its imaging and therapy systems businesses. Order growth of 6% included higher orders in all businesses compared to the same period a year earlier. On a regional basis, Asia, Australia posted double-digit increases in both revenue and orders highlighted by strong increases in China. The Americas region delivered solid growth in both revenue and orders. Healthcare’s book-to bill ratio was 1.00 for the quarter, and its order backlog remained at €7 billion compared to the previous quarter.
Diagnostics posted revenue of €924 million and orders of €918 million, up from €901 million and €900 million in the prior-year quarter, respectively, due primarily to growth in Asia, Australia.

Equity Investments and Financial Services      10
Equity Investments and Financial Services
Positive Contribution from Equity Investments
Equity Investments recorded a profit of €23 million in the second quarter, compared to a loss of €87 million a year earlier. The positive swing includes a gain of €91 million on the sale of Siemens’ 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG in the second quarter. In a continuously challenging business environment, the result related to Siemens’ share in NSN was an equity loss of €107 million compared to a loss of €169 million a year earlier. NSN reported to Siemens that it recorded restructuring charges and integration costs totaling €28 million, compared to €125 million in the prior-year period.
After the close of the quarter, NSN completed its previously announced acquisition of Motorola Solutions’ networks assets. Results from Equity Investments are expected to be volatile in coming quarters.

Another strong quarter for Financial Services
Financial Services (SFS) delivered €114 million in profit (defined as income before income taxes) and continued to benefit from low credit hits.
Total assets remained nearly unchanged at €12.475 billion. An increase in assets due to growth in the commercial finance business was offset primarily by negative currency translation effects.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations     11
Centrally Managed Portfolio Activities, Corporate Activities and Eliminations

Positive result from Centrally managed portfolio activities
Centrally managed portfolio activities posted a profit of €9 million in the second quarter compared to a loss of €24 million in the prior-year period. The second quarter a year earlier included a loss of €22 million related to the electronics assembly systems business which was sold during the current period.
Certain business activities of the Siemens IT Solutions and Services business, including the HERKULES project, are not classified as discontinued operations and therefore are retrospectively reclassified to Centrally managed portfolio activities.
Lower gains on real estate disposals
Income before income taxes at Siemens Real Estate (SRE) was €1 million in the second quarter, down from €107 million in the same period a year earlier which had included substantially higher income related to the disposal of real estate. During the current quarter, assets with a book value of €63 million were transferred to SRE as part of Siemens’ program to bundle its real estate assets into SRE and to implement further measures to increase the efficiency of these assets. SRE expects to incur costs associated with the program in coming quarters, and to continue with real estate disposals depending on market conditions.
Negative contributions from Corporate items and pensions
Corporate items and pensions totaled a negative €62 million in the second quarter compared to a positive €30 million in the same period a year earlier.
This change was driven by Corporate items, which were a negative €81 million compared to a positive €76 million in the prior-year period. The prior-year period benefited from gains in connection with compliance-related matters, including a gain of €96 million, net of related costs, resulting from an agreement with the provider of the Siemens’ directors and officers liability insurance and settlements with former members of Siemens’ Management Board and Supervisory Board, as well as a gain of €38 million related to the agreed recovery of funds frozen by authorities. The current period included net charges related to legal and regulatory matters. Results related to a major asset retirement obligation swung from a net loss in the prior-year period to a net gain in the current period.
Centrally carried pension expenses totaled a positive €19 million in the second quarter, compared to a negative €46 million in the prior-year period. The change is due primarily to a positive effect resulting from lower interest costs and a higher expected return on plan assets.
Lower results for Eliminations, Corporate Treasury and other reconciling items
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €43 million in the second quarter compared to a negative €33 million in the same period a year earlier. The primary factor in the decline was Corporate Treasury activities, particularly including changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting. This decline was partly offset by positive effects related to the divestment of financial assets.

Divestment of Siemens IT Solutions and Services     12
Outlook
Divestment of Siemens IT Solutions and Services

As previously reported, Siemens and Atos signed an option agreement during the first quarter of fiscal 2011 which granted Atos Origin S.A. (Atos) the right to acquire Siemens IT Solutions and Services. On February 1, Atos exercised the option and signed an agreement to acquire Siemens IT Solutions and Services. During the second quarter, the transaction was cleared with the anti-trust authorities. Pending approval by Atos’ shareholder meeting, closing of the transaction is expected in the fourth quarter of fiscal 2011.
Following signing, Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. Siemens expects the transaction to have a substantial negative earnings impact in fiscal 2011, in a mid- to high-triple-digit million euro range, depending, among other things, on the final value of the consideration at closing. In particular this negative earnings impact is expected to consist of impairments, including the previously reported goodwill impairment of €136 million booked in the first quarter as well as further impairments on long-lived assets of €464 million booked in the current quarter of fiscal 2011. In addition to the transaction related results and as previously disclosed, Siemens expects further substantial charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. Those charges reported within discontinued operations amounted to €47 million in the current quarter and to €104 million in the first half of fiscal 2011.

Outlook for fiscal 2011
We expect organic order intake to show a significant increase compared to order intake of €74.055 billion for continuing operations in fiscal 2010. Supported also by our already strong order backlog, we expect revenue, which was €68.978 billion for continuing operations in fiscal 2010, to return to mid-single-digit organic growth. We further anticipate income from continuing operations to be at least €7.5 billion. Income from continuing operations in fiscal 2010 was €4.262 billion.
For fiscal 2010, orders, revenue and income from continuing operations exclude results from OSRAM and Siemens IT Solutions and Services which are reported as discontinued operations in fiscal 2011.
This outlook excludes effects that may arise from legal and regulatory matters, among others possible effects from an ongoing arbitration proceeding between Siemens and Areva S.A.

Note and Disclaimer     13
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.
Financial Publications are available for download at: www.siemens.com/ir à Publications & Events.
New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins; earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F for fiscal 2010, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Today beginning at 09:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall.
The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.
Starting at 10:00 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystconference.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by

Note and Disclaimer     14

Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended March 31, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	3/31/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	8,371	6,880	7,498	6,891	314	264	7,812	7,156	824	567	8,221	7,823	561	815	131	87	195	192
Energy	9,205	6,081	6,621	6,105	86	77	6,707	6,182	2,421	813	1,881	805	(3)	880	117	108	116	108
Healthcare	3,119	2,945	3,102	2,949	15	19	3,117	2,968	450	469	11,578	11,952	443	604	59	71	163	158

Total Sectors	20,695	15,907	17,221	15,945	416	360	17,637	16,306	3,695	1,849	21,679	20,580	1,002	2,298	306	266	473	458
Equity Investments	—	—	—	—	—	—	—	—	23	(87)	3,170	3,319	—	7	—	—	—	—
Cross-Sector Business
Financial Services (SFS)	220	197	209	195	11	4	220	198	114	96	12,475	12,506	109	92	7	25	68	82
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	96	187	104	135	1	2	106	137	9	(24)	(372)	(457)	2	(52)	—	1	2	4
Siemens Real Estate (SRE)	546	473	100	120	445	354	546	473	1	107	4,794	5,067 (6)	(46)	59	84	65	65	82
Corporate items and pensions	114	163	83	128	32	42	116	170	(62)	30	(8,337)	(9,657)	(455)	(455)	13	9	14	17
Eliminations, Corporate Treasury and other reconciling items	(1,020)	(761)	—	—	(906)	(761)	(906)	(761)	(43)	(33)	68,513	71,468	(258)	(639)	(1)	(3)	(13)	(15)

Siemens	20,651	16,166	17,717	16,523	—	—	17,717	16,523	3,737	1,937	101,922	102,827	354	1,311	409	363	609	627

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the six months ended March 31, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	3/31/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	17,179	14,001	15,062	13,588	584	511	15,646	14,099	1,704	1,264	8,221	7,823	1,167	1,294	233	176	385	373
Energy	17,964	13,000	12,941	11,638	144	160	13,085	11,798	3,247	1,583	1,881	805	642	1,421	207	197	229	204
Healthcare	6,288	5,815	6,219	5,770	33	29	6,252	5,799	832	967	11,578	11,952	681	897	113	147	325	308

Total Sectors	41,430	32,816	34,222	30,996	761	699	34,984	31,695	5,783	3,815	21,679	20,580	2,491	3,612	553	520	939	886
Equity Investments	—	—	—	—	—	—	—	—	108	(11)	3,170	3,319	—	14	—	—	—	—
Cross-Sector Business
Financial Services (SFS)	444	402	410	381	34	23	444	404	216	196	12,475	12,506	208	241	17	46	147	159
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	311	338	326	281	6	12	333	294	8	(34)	(372)	(457)	(48)	(103)	4	4	5	6
Siemens Real Estate (SRE)	1,062	908	206	242	857	666	1,063	908	98	167	4,794	5,067 (6)	(80)	37	167	134	131	132
Corporate items and pensions	235	309	156	250	69	68	225	318	198	(79)	(8,337)	(9,657)	(798)	(988)	24	20	28	33
Eliminations, Corporate Treasury and other reconciling items	(1,994)	(1,486)	—	—	(1,728)	(1,468)	(1,728)	(1,468)	(75)	(44)	68,513	71,468	(359)	(789)	(2)	(5)	(26)	(31)

Siemens	41,488	33,287	35,320	32,150	—	—	35,320	32,150	6,336	4,009	101,922	102,827	1,413	2,024	762	719	1,224	1,184

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and six months ended March 31, 2011 and 2010
(in millions of €, per share amounts in €)

	Three months		Six months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Revenue	17,717	16,523	35,320	32,150
Cost of goods sold and services rendered	(12,195)	(11,760)	(24,150)	(22,606)

Gross profit	5,522	4,763	11,170	9,544
Research and development expenses	(967)	(847)	(1,831)	(1,605)
Marketing, selling and general administrative expenses	(2,506)	(2,192)	(4,917)	(4,412)
Other operating income	78	293	338	460
Other operating expense	(72)	(29)	(286)	(83)
Income (loss) from investments accounted for using the equity method, net	92	(63)	215	50
Interest income	543	499	1,091	991
Interest expense	(435)	(438)	(854)	(873)
Other financial income (expense), net	1,482	(49)	1,410	(63)

Income from continuing operations before income taxes	3,737	1,937	6,336	4,009
Income taxes	(563)	(510)	(1,316)	(1,133)

Income from continuing operations	3,174	1,427	5,020	2,876
Income (loss) from discontinued operations, net of income taxes	(338)	71	(431)	153

Net income	2,836	1,498	4,589	3,029

Attributable to:
Non-controlling interests	43	20	78	74
Shareholders of Siemens AG	2,793	1,478	4,511	2,955
Basic earnings per share
Income from continuing operations	3.58	1.62	5.66	3.24
Income (loss) from discontinued operations	(0.38)	0.08	(0.49)	0.17

Net income	3.20	1.70	5.17	3.41

Diluted earnings per share
Income from continuing operations	3.55	1.61	5.60	3.21
Income (loss) from discontinued operations	(0.38)	0.08	(0.48)	0.16

Net income	3.17	1.69	5.12	3.37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the three and six months ended March 31, 2011 and 2010
(in millions of €)

	Three months		Six months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Net income	2,836	1,498	4,589	3,029
Currency translation differences	(584)	755	(207)	992
Available-for-sale financial assets	(46)	14	(31)	27
Derivative financial instruments	160	(209)	104	(317)
Actuarial gains and losses on pension plans and similar commitments	313	(417)	1,110	(629)

Other comprehensive income, net of tax (1)	(157)	143	976	73

Total comprehensive income	2,679	1,641	5,565	3,102

Attributable to:
Non-controlling interests	10	68	60	126
Shareholders of Siemens AG	2,669	1,573	5,505	2,976

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €4 and €8, respectively, for the three months ended March 31, 2011 and 2010, and €19 and €4 for the six months ended March 31, 2011 and 2010, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended March 31, 2011 and 2010
(in millions of €)

	Three months
	ended March 31,
	2011	2010
Cash flows from operating activities
Income from continuing operations	3,174	1,427
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	609	627
Income taxes	563	510
Interest (income) expense, net	(108)	(61)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(32)	(119)
(Gains) losses on sales of investments, net (1)	(1,658)	(6)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	(1)
(Income) losses from investments (1)	19	61
Other non-cash (income) expenses	229	(115)
Change in current assets and liabilities
(Increase) decrease in inventories	(987)	(65)
(Increase) decrease in trade and other receivables	(41)	(60)
(Increase) decrease in other current assets (3)	(202)	26
Increase (decrease) in trade payables	614	175
Increase (decrease) in current provisions (2)	124	208
Increase (decrease) in other current liabilities (2)(3)	(924)	(392)
Change in other assets and liabilities (2)(3)	(240)	(36)
Additions to assets held for rental in operating leases	(184)	(147)
Income taxes paid	(407)	(568)
Dividends received	31	46
Interest received	184	164

Net cash provided by (used in) operating activities — continuing operations	763	1,674
Net cash provided by (used in) operating activities — discontinued operations	(293)	(23)
Net cash provided by (used in) operating activities	470	1,651
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(409)	(363)
Acquisitions, net of cash acquired	(38)	(23)
Purchases of investments (1)	(30)	(83)
Purchases of current available-for-sale financial assets	(5)	(112)
(Increase) decrease in receivables from financing activities	(261)	(85)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	1,973	95
Proceeds and (payments) from disposals of businesses	97	(3)
Proceeds from sales of current available-for-sale financial assets	4	8

Net cash provided by (used in) investing activities — continuing operations	1,331	(566)
Net cash provided by (used in) investing activities — discontinued operations	(126)	(76)
Net cash provided by (used in) investing activities	1,205	(642)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and other transactions with owners	109	69
Repayment of long-term debt (including current maturities of long-term debt)	(13)	—
Change in short-term debt and other financing activities	85	(331)
Interest paid	(72)	(88)
Dividends paid	(2,356)	(1,388)
Dividends paid to non-controlling interest holders	(81)	(57)
Financing discontinued operations(4)	(401)	(101)

Net cash provided by (used in) financing activities — continuing operations	(2,729)	(1,896)
Net cash provided by (used in) financing activities — discontinued operations	419	99
Net cash provided by (used in) financing activities	(2,310)	(1,797)
Effect of exchange rates on cash and cash equivalents	(76)	124
Net increase (decrease) in cash and cash equivalents	(711)	(664)
Cash and cash equivalents at beginning of period	15,746	10,513

Cash and cash equivalents at end of period	15,035	9,849
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	62	96

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	14,973	9,753

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals of the prior period was reclassified to conform to the current period presentation.

(3)	The prior period presentation of derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(4)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the six months ended March 31, 2011 and 2010
(in millions of €)

	Six months
	ended March 31,
	2011	2010
Cash flows from operating activities
Income from continuing operations	5,020	2,876
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,224	1,184
Income taxes	1,316	1,133
Interest (income) expense, net	(237)	(118)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(108)	(195)
(Gains) losses on sales of investments, net (1)	(1,666)	(20)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	(2)
(Income) losses from investments (1)	(102)	(58)
Other non-cash (income) expenses	175	(91)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,584)	(423)
(Increase) decrease in trade and other receivables	(195)	230
(Increase) decrease in other current assets (3)	(441)	(25)
Increase (decrease) in trade payables	163	(647)
Increase (decrease) in current provisions (2)	31	215
Increase (decrease) in other current liabilities (2)(3)	(589)	(464)
Change in other assets and liabilities (2)(3)	(164)	(202)
Additions to assets held for rental in operating leases	(298)	(238)
Income taxes paid	(769)	(786)
Dividends received	39	49
Interest received	362	325

Net cash provided by (used in) operating activities — continuing operations	2,175	2,743
Net cash provided by (used in) operating activities — discontinued operations	(297)	1
Net cash provided by (used in) operating activities	1,878	2,744
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(762)	(719)
Acquisitions, net of cash acquired	(166)	(428)
Purchases of investments (1)	(293)	(104)
Purchases of current available-for-sale financial assets	(6)	(121)
(Increase) decrease in receivables from financing activities	(169)	111
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	2,537	166
Proceeds and (payments) from disposals of businesses	135	70
Proceeds from sales of current available-for-sale financial assets	11	31

Net cash provided by (used in) investing activities — continuing operations	1,287	(994)
Net cash provided by (used in) investing activities — discontinued operations	(253)	(150)
Net cash provided by (used in) investing activities	1,034	(1,144)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and other transactions with owners	190	69
Proceeds from issuance of long-term debt	113	—
Repayment of long-term debt (including current maturities of long-term debt)	(25)	—
Change in short-term debt and other financing activities	291	(522)
Interest paid	(211)	(219)
Dividends paid	(2,356)	(1,388)
Dividends paid to non-controlling interest holders	(97)	(79)
Financing discontinued operations(4)	(534)	(149)

Net cash provided by (used in) financing activities — continuing operations	(2,629)	(2,288)
Net cash provided by (used in) financing activities — discontinued operations	550	149
Net cash provided by (used in) financing activities	(2,079)	(2,139)
Effect of exchange rates on cash and cash equivalents	(25)	184
Net increase (decrease) in cash and cash equivalents	808	(355)
Cash and cash equivalents at beginning of period	14,227	10,204

Cash and cash equivalents at end of period	15,035	9,849
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	62	96

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	14,973	9,753

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals of the prior period was reclassified to conform to the current period presentation.

(3)	The prior period presentation of derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(4)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2011 (preliminary and unaudited) and September 30, 2010
(in millions of €)

	3/31/11	9/30/10
ASSETS
Current assets
Cash and cash equivalents	14,973	14,108
Available-for-sale financial assets	430	246
Trade and other receivables	13,724	14,971
Other current financial assets	3,049	2,610
Inventories	15,323	14,950
Income tax receivables	738	790
Other current assets	1,297	1,258
Assets classified as held for disposal	5,195	715

Total current assets	54,729	49,648

Goodwill	15,321	15,763
Other intangible assets	4,463	4,969
Property, plant and equipment	9,893	11,748
Investments accounted for using the equity method	4,703	4,724
Other financial assets	9,328	11,296
Deferred tax assets	2,807	3,940
Other assets	678	739

Total assets	101,922	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	5,016	2,416
Trade payables	7,063	7,880
Other current financial liabilities	2,480	1,401
Current provisions	4,917	5,138
Income tax payables	1,794	1,816
Other current liabilities	19,816	21,794
Liabilities associated with assets classified as held for disposal	2,971	146

Total current liabilities	44,057	40,591

Long-term debt	14,196	17,497
Pension plans and similar commitments	5,845	8,464
Deferred tax liabilities	711	577
Provisions	2,977	3,332
Other financial liabilities	721	990
Other liabilities	1,932	2,280

Total liabilities	70,439	73,731

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,952	5,986
Retained earnings	25,432	22,998
Other components of equity	(141)	(8)
Treasury shares, at cost (2)	(3,071)	(3,373)

Total equity attributable to shareholders of Siemens AG	30,915	28,346

Non-controlling interests	568	750

Total equity	31,483	29,096

Total liabilities and equity	101,922	102,827

(1)	Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	40,400,727 and 44,366,416 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)
New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors and Divisions
For the three months ended March 31, 2011 and 2010
(in millions of €)

	New orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	% Change	2011	2010
			Actual	Adjusted(3)	Currency	Portfolio			Actual	Adjusted(3)	Currency	Portfolio
Sectors and Divisions
Industry Sector	8,371	6,880	22%	20%	2%	0%	7,812	7,156	9%	8%	2%	0%	824	567	45%	10.5%	7.9%
Industry Automation	1,862	1,509	23%	20%	2%	1%	1,746	1,425	23%	19%	2%	2%	306	191	60%	17.5%	13.4%
Drive Technologies	2,262	1,813	25%	23%	2%	0%	1,978	1,620	22%	20%	2%	0%	259	176	47%	13.1%	10.9%
Building Technologies	1,859	1,677	11%	9%	2%	0%	1,785	1,656	8%	6%	2%	0%	84	94	(11)%	4.7%	5.7%
Industry Solutions	1,572	1,427	10%	12%	0%	(2)%	1,430	1,484	(4)%	(2)%	1%	(3)%	64	(10)	—	4.5%	(0.7)%
Mobility	1,448	1,141	27%	25%	2%	1%	1,502	1,576	(5)%	(6)%	1%	0%	106	114	(7)%	7.1%	7.2%
Energy Sector	9,205	6,081	51%	50%	1%	0%	6,707	6,182	8%	7%	1%	0%	2,421	813	198%	36.1%	13.1%
Fossil Power Generation	3,206	2,250	42%	42%	0%	0%	2,538	2,447	4%	3%	0%	0%	2,049	329	>200%	80.7%	13.4%
Renewable Energy	1,967	628	>200%	>200%	2%	0%	931	862	8%	7%	1%	0%	48	100	(53)%	5.1%	11.7%
Oil & Gas	1,390	1,178	18%	14%	4%	1%	1,123	981	15%	11%	4%	0%	125	119	5%	11.2%	12.1%
Power Transmission	2,040	1,424	43%	43%	1%	0%	1,557	1,363	14%	13%	2%	0%	142	149	(5)%	9.1%	11.0%
Power Distribution	785	777	1%	(1)%	2%	0%	711	667	7%	4%	2%	0%	54	94	(42)%	7.6%	14.1%
Healthcare Sector	3,119	2,945	6%	5%	2%	0%	3,117	2,968	5%	3%	2%	0%	450	469	(4)%	14.5%	15.8%
therein: Diagnostics	918	900	2%	0%	2%	0%	924	901	3%	1%	2%	0%	86	109	(21)%	9.3%	12.1%

Total Sectors	20,695	15,907	30%	29%	2%	0%	17,637	16,306	8%	7%	2%	0%	3,695	1,849	100%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)
New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors and Divisions
For the six months ended March 31, 2011 and 2010
(in millions of €)

	New orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	% Change	2011	2010
			Actual	Adjusted(3)	Currency	Portfolio			Actual	Adjusted(3)	Currency	Portfolio
Sectors and Divisions
Industry Sector	17,179	14,001	23%	19%	4%	0%	15,646	14,099	11%	7%	4%	0%	1,704	1,264	35%	10.9%	9.0%
Industry Automation	3,718	2,915	28%	22%	4%	1%	3,549	2,823	26%	20%	4%	2%	670	414	62%	18.9%	14.7%
Drive Technologies	4,716	3,387	39%	35%	5%	0%	3,805	3,131	22%	18%	4%	0%	488	329	48%	12.8%	10.5%
Building Technologies	3,692	3,288	12%	8%	5%	0%	3,564	3,216	11%	6%	5%	0%	200	187	7%	5.6%	5.8%
Industry Solutions	2,858	2,661	7%	6%	3%	(2)%	2,794	2,921	(4)%	(5)%	3%	(3)%	112	58	93%	4.0%	2.0%
Mobility	3,782	3,028	25%	21%	4%	0%	3,136	3,158	(1)%	(4)%	3%	0%	222	267	(17)%	7.1%	8.4%
Energy Sector	17,964	13,000	38%	34%	4%	0%	13,085	11,798	11%	7%	4%	0%	3,247	1,583	105%	24.8%	13.4%
Fossil Power Generation	7,122	4,290	66%	62%	5%	0%	4,992	4,704	6%	4%	2%	0%	2,522	712	>200%	50.5%	15.1%
Renewable Energy	2,912	2,204	32%	28%	4%	0%	1,799	1,342	34%	31%	3%	0%	84	124	(32)%	4.7%	9.2%
Oil & Gas	2,784	2,209	26%	19%	6%	1%	2,189	1,977	11%	5%	5%	0%	234	237	(1)%	10.7%	12.0%
Power Transmission	3,997	3,135	27%	24%	4%	0%	2,986	2,682	11%	7%	5%	0%	276	308	(10)%	9.2%	11.5%
Power Distribution	1,587	1,504	5%	1%	4%	0%	1,469	1,362	8%	3%	4%	0%	130	185	(30)%	8.8%	13.6%
Healthcare Sector	6,288	5,815	8%	3%	5%	0%	6,252	5,799	8%	3%	5%	0%	832	967	(14)%	13.3%	16.7%
therein: Diagnostics	1,844	1,732	6%	1%	5%	0%	1,840	1,731	6%	1%	5%	0%	164	223	(26)%	8.9%	12.9%

Total Sectors	41,430	32,816	26%	22%	4%	0%	34,984	31,695	10%	6%	4%	0%	5,783	3,815	52%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
For the three months ended March 31, 2011 and 2010
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	824	567	16	6	10	1	798	561	88	84	107	108	993	753	12.7%	10.5%
Industry Automation	306	191	7	—	—	—	299	191	45	45	24	21	367	258
Drive Technologies	259	176	2	2	—	—	257	175	11	11	37	35	305	221
Building Technologies	84	94	2	3	—	—	82	91	19	18	21	22	122	131
Industry Solutions	64	(10)	1	—	1	2	61	(12)	8	6	14	15	83	9
Mobility	106	114	3	1	8	(1)	95	115	4	3	11	15	110	132
Energy Sector	2,421	813	14	25	1,516	(3)	891	791	22	22	93	85	1,006	899	15.0%	14.5%
Fossil Power Generation	2,049	329	7	12	1,518	(1)	524	318	3	3	32	31	560	352
Renewable Energy	48	100	(7)	(3)	(1)	(1)	55	105	4	7	17	14	76	126
Oil & Gas	125	119	—	—	(1)	(1)	126	120	6	6	15	13	148	140
Power Transmission	142	149	13	11	1	—	128	139	2	3	20	18	150	160
Power Distribution	54	94	—	5	(1)	—	55	89	7	2	8	8	69	99
Healthcare Sector	450	469	2	1	3	6	446	462	78	73	84	86	609	620	19.5%	20.9%
therein: Diagnostics	86	109	—	—	—	3	86	105	47	46	54	59	187	210

Total Sectors	3,695	1,849	32	32	1,529	4	2,135	1,814	189	179	284	279	2,608	2,271

Equity Investments	23	(87)	21	(115)	2	9	—	18	—	—	—	—	—	18
Cross-Sector Business
Financial Services (SFS)	114	96	17	19	77	66	20	12	2	1	66	80	89	93
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	9	(24)	2	2	—	1	7	(27)	1	1	1	3	9	(24)
Siemens Real Estate (SRE)	1	107	—	—	(20)	(11)	21	118	—	1	64	82	86	201
Corporate items and pensions	(62)	30	—	—	40	(55)	(102)	85	3	3	12	13	(87)	101
Eliminations, Corporate Treasury and other reconciling items	(43)	(33)	21	(1)	(38)	(2)	(26)	(30)	—	—	(13)	(15)	(39)	(46)

Siemens	3,737	1,937	92	(63)	1,590	12	2,056	1,989	195	185	414	442	2,665	2,616

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €- in the current period and €- in the prior-year period, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
For the six months ended March 31, 2011 and 2010
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	1,704	1,264	19	6	6	(5)	1,679	1,262	176	165	209	209	2,064	1,637	13.2%	11.6%
Industry Automation	670	414	7	(1)	1	—	662	415	91	88	46	41	799	545
Drive Technologies	488	329	3	1	1	(1)	485	329	23	22	73	69	581	421
Building Technologies	200	187	4	4	—	1	197	183	40	36	41	44	278	263
Industry Solutions	112	58	3	2	—	(2)	109	58	15	12	27	29	151	99
Mobility	222	267	3	1	5	(3)	215	268	7	5	22	25	244	299
Energy Sector	3,247	1,583	22	39	1,512	(9)	1,713	1,553	44	43	185	161	1,942	1,757	14.8%	14.9%
Fossil Power Generation	2,522	712	11	8	1,514	(6)	997	710	7	7	61	56	1,065	773
Renewable Energy	84	124	(13)	7	2	(2)	95	118	9	13	34	24	139	155
Oil & Gas	234	237	—	—	(2)	(1)	236	238	13	13	29	27	278	278
Power Transmission	276	308	24	19	(1)	1	253	288	5	5	43	36	301	329
Power Distribution	130	185	—	5	(1)	(1)	131	181	10	5	16	15	156	201
Healthcare Sector	832	967	2	8	5	9	824	950	159	140	166	168	1,149	1,258	18.4%	21.7%
therein: Diagnostics	164	223	—	—	3	5	161	219	96	89	110	115	367	423

Total Sectors	5,783	3,815	43	54	1,523	(5)	4,216	3,765	379	348	560	538	5,156	4,652

Equity Investments	108	(11)	94	(53)	9	20	5	22	—	—	—	—	5	22
Cross-Sector Business
Financial Services (SFS)	216	196	43	41	150	134	23	21	4	3	143	156	170	179
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	8	(34)	4	6	—	2	4	(42)	2	1	3	5	9	(36)
Siemens Real Estate (SRE)	98	167	—	—	(35)	(23)	134	191	1	1	130	131	264	322
Corporate items and pensions	198	(79)	—	—	54	(88)	144	9	6	7	22	26	172	42
Eliminations, Corporate Treasury and other reconciling items	(75)	(44)	31	2	(55)	15	(51)	(61)	—	—	(26)	(31)	(78)	(92)

Siemens	6,336	4,009	215	50	1,647	55	4,475	3,904	391	360	833	824	5,699	5,089

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €- in the current period and €- in the prior-year period, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)
External revenue of Sectors and the Cross-Sector business by regions
For the six months ended March 31, 2011 and 2010
(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				Total
	2011	2010	% Change		2011	2010	% Change		2011	2010	% Change		2011	2010	% Change		2011	2010	% Change
Sectors
Industry Sector	8,280	7,908	5%		3,311	2,833	17%		3,423	2,894	18%		3,360	2,786	21%		15,062	13,588		11%
Energy Sector	7,362	6,997	5%		977	958	2%		3,664	2,862	28%		1,915	1,778	8%		12,941	11,638		11%
Healthcare Sector	2,314	2,266	2%		551	524	5%		2,566	2,359	9%		1,339	1,145	17%		6,219	5,770		8%
Cross-Sector Business
Financial Services (SFS)	230	254	(9)%		74	84	(12)%		176	125	41%		3	2	50%		410	381		8%
Reconciliation to Siemens	546	663	(18)%		381	390	(2)%		57	53	9%		85	56	52%		688	773		(11)%

Siemens	18,732	18,088	4%		5,293	4,788	11%		9,886	8,293	19%		6,702	5,768	16%		35,320	32,150		10%

	External revenue of Sectors and the Cross-Sector business as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)																Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				total revenue
	2011	2010	Change		2011	2010	Change		2011	2010	Change		2011	2010	Change		2011	2010	Change
			in pp				in pp				in pp				in pp				in pp
Sectors
Industry Sector	55%	58%	-3.2	pp	22%	21%	1.1	pp	23%	21%	1.4	pp	22%	21%	1.8	pp	43%	42%	0.4	pp
Energy Sector	57%	60%	-3.2	pp	8%	8%	-0.7	pp	28%	25%	3.7	pp	15%	15%	-0.5	pp	37%	36%	0.4	pp
Healthcare Sector	37%	39%	-2.1	pp	9%	9%	-0.2	pp	41%	41%	0.4	pp	22%	20%	1.7	pp	18%	18%	-0.3	pp
Cross-Sector Business
Financial Services (SFS)	56%	67%	-10.6	pp	18%	22%	-4.0	pp	43%	33%	10.1	pp	1%	0%	0.2	pp	1%	1%	0.0	pp
Reconciliation to Siemens	80%	86%	-6.3	pp	55%	50%	4.9	pp	8%	7%	1.5	pp	12%	7%	5.1	pp	2%	2%	-0.5	pp

Siemens	53%	56%	-3.2	pp	15%	15%	0.1	pp	28%	26%	2.2	pp	19%	18%	1.0	pp	100%	100%

(1)	Commonwealth of Independent States.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, May 4, 2011
Legal Proceedings
Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements).
Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.
Public corruption proceedings
Governmental and related proceedings
On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. On January 14, 2011, Siemens was informed that the Vendor Review Committee of the UNPD had recommended that the existing suspension be lifted and that Siemens AG be invited to re-register with the UNPD.
As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC stated in a letter to Siemens that the alleged damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. Siemens rejects

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Siemens AG Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

these allegations as unfounded and is defending itself vigorously.
As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against — among others — Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions — such as a debarment — against Siemens Nigeria, Siemens AG, and Siemens employees.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
Civil litigation
As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor continue to be engaged in discussions.
As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs have challenged the court’s decision.

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Siemens AG Corporate Communications and Government Affairs
Compliance Communications
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Antitrust proceedings
As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. Former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. On March 3, 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG will appeal the decision.
In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.
In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the US including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. The official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.
On November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens, in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.
On December 15, 2010, and on March 7, 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian

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competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal.
Other proceedings
As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of now approximately €1.23 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

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Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers relating to procurement of medical equipment by the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating with the ongoing investigations which also relate to certain individual employees.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial

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statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 4, 2011	/s/ Dr. Jochen Schmitz

	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling